Mail Stop 3561

      						November 29, 2005

Via U.S. Mail and Fax (714) 427-3013

Mr. Jack D. Massimino
Chief Executive Officer and President
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

	RE:	Corinthian Colleges, Inc.
      Form 10-K for the fiscal year ended June 30, 2005
		Filed September 13, 2005
		File No. 0-25283

Dear Mr. Massimino:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Item 401. Directors, Executive Officers, Promoters and Control
Persons

1. Please refer to your discussion of executive officers on page
15.
Please expand the disclosure to include identification of significant employees, such as school managers, pursuant to the guidance in Item
401(c) of Regulation S-K. Include a description of the positions held and any turnover in significant management positions, as applicable.

Management`s Discussion and Analysis

Restatement of Previously Issued Consolidated Financial
Statements,
page 38

2. Based on your disclosure, it appears as though you have changed your methodology to calculate pro-rata revenue because you maintained more than one method across your schools. However, by changing the schools from a month-end to mid-month convention, you still have multiple methods (i.e. daily and mid-month). Please tell us how you evaluated the preferability of using a mid-month for some schools as compared to a daily methodology for others. Also, please tell us whether the use of a daily computation for all schools would be materially different from the mid-month convention used currently for some schools.

3. In order for the reader to fully understand the impact of the change in revenue recognition, please expand MD&A to discuss the changes in revenues from period to period using both the previous methodology and the current methodology for refunds and externships.

Results of Operations, page 43

4. We note on page 2 that you have grown your business through opening new branch campuses, remodeling, expanding or relocating existing campuses and adopting curricula into existing colleges. We also note on page 3 that you adopted 71 programs into existing U.S.
schools and 32 programs into existing Canadian Schools. Please expand your discussion of revenues and operating income in MD&A to quantify changes in revenues and profitability from period to period separately for each of these business development strategies. Also, please explain how your definitions of "same schools" and "core growth" fit the above mentioned strategies and quantify the changes in revenues and operating income for the respective strategies. Also, disclose how each of these definitions differ from the term "organic growth" included in Note 1 to the financial statements on page 66. See Financial Reporting Codification Section 501.04 for guidance.

5. We note on page 4 that you have experienced an increase in the number of students enrolled in online courses. Please expand MD&A to quantify the impact of online enrollment on your revenues from traditional classroom programs (i.e. to what extent has the increase in online enrollment increased overall enrollment and to what extent that online enrollment increased at the expense of traditional classroom enrollment?).

6. Refer to page 12. We note that your total number of campuses at year end has decreased from fiscal 2004 to 2005, while the trend previously had been an increase in total campuses from year to year.
Please expand MD&A to discuss this decrease in the number of campuses from 2004 to 2005, including the reasons for the decline in campuses and the deceleration in growth as evidenced by the number of acquired and branched locations opened in 2003, 2004 and 2005.

7. Refer to your discussion of Show Cause Orders and Supplemental Reports on page 20. Expand MD&A to quantify the potential impact on your financial operations if you were to lose your eligibility to participate in federal student financial aid programs for these locations.

8. We note on page 26 that you disclose that all of your schools exceed the financial ratios required by DOE as part of the evaluation of an institution`s financial responsibility. We also note that your schools range from 1.5 to 3.0 in their financial ratios and that minimum compliance is a ratio of 1.5. Please disclose the ratio for each of your schools, in a manner similar to the disclosure of your
Cohort Default Rate for each school, and discuss any trends in the ratios for each school. See Financial Reporting Codification Section
501.02 for guidance on the discussion of trends.

9. Please expand your discussion to disclose your revenues and operating profits in the aggregate for schools on provisional status under the Title IV programs and any material changes from period to period.

10. We note on page 27 that if more than 90% of your revenues for the prior fiscal year are derived from Title IV Programs that you could become ineligible to participate in the programs and that your operations would be materially affected if you were deemed to be ineligible. Please describe how you compute the 90% amount in your critical accounting policies on page 39, including how you include revenues not covered by financial aid programs which are later deemed to be bad debts (i.e. how does your allowance for doubtful accounts and changes in your allowance for doubtful accounts from period to period affect the computation of revenues under the program, do you use other revenues net of allowances or gross and why, and how do you define "cash basis" relative to you increasing bad debts each year?).

11. Refer to the Selected Financial Data on page 36. We note that your Starts during the period has increased compared to the Student population at end of period (as a ratio, "Starts" to "Students at end of period" have increased from 1.31 to 1.36 to 1.46 in fiscal 2003,
2004 and 2005 respectively). Please revise MD&A to explain the impact of this trend on your revenues and profitability, as it appears as though a greater proportion of students are withdrawing from your programs prior to completion. Also discuss any potential impact of these trends on accreditation and Title IV participation and increases in marketing costs due to increased student turnover.

12. Also, discuss the impact of trends in the number of students enrolled per campus and program, as it appears that the aggregate enrollment has not kept pace with the increases in campuses and programs. Address how such trends affect your costs and profitability during the periods presented.

13. Refer to the Risk Factor regarding natural disasters on page
57.
Please expand the discussion in MD&A to quantify the anticipated impact of the effect of Hurricane Katrina or disclose the amount of revenues and operating income from schools in the affected area for the periods presented.

14. Refer to your discussion of same school revenues on page 43. Please expand the discussion to explain the reasons for the 13.7% increase in revenues other than the 0.3% increase in population and
4.2% increase in average tuition per student, specifically explaining the reasons for the other 9.2% increase in revenues from same schools.

15. We note on page 38 that bonuses and other incentive compensation are included in general and administrative expenses. Please expand the discussion of general and administrative expenses to quantify the changes due to bonuses and other incentive compensation, if material.

16. Refer to your discussion of Educational Services on page 44.
Expand the discussion to explain the reason for the increase in bad debt expense (from 3.9% to 4.9% of net revenues or a 25.6% increase as a percentage of revenues).

17. Refer to the discussion of Impairment, Facility Closing and Severance Charges on page 44. Expand the discussion to include the reason for and the timing of the decision to cease the implementation of the PeopleSoft system. Please expand the disclosure in Note 10 on page 89 accordingly.

18. Refer to your discussion of Income from Operations on page 44. Expand the discussion to explain the reasons for the lower operating margins at your campuses or integrate this section with a more in-depth discussion of your operations within each of the sections for revenues and costs based on your different business strategies (i.e.
additional campuses, new programs within existing campuses, etc.)

19. Refer to your discussion of results of operations for fiscal
2004
compared to 2003 on pages 45 and 46. Please revise in response to the above comments, as applicable.

20. Refer to your discussion of Marketing and Admissions on page
46.
Expand the discussion to quantify the changes in marketing costs due to additional advertising expenses for FMU compared to additional marketing expenses due to increase turnover of students, based on an increase in the number of student starts compared to students enrolled at year end.

Financial Statements

Note 1 - Description of the Business and Summary of Significant
Accounting Policies, page 66

21. Refer to your accounting policy for revenue recognition on page
70. Please expand the policy to clarify the methodology used to accrue revenue "pro-rata" in light of the material impact of a change from monthly to mid-month included in your restatement. Explain the various methods used (i.e. mid-month convention and daily) and explicitly state whether there would be any material difference between the two methods (i.e. would there be a material impact if all schools and programs were on the daily method as compared to the current practice of using two differing methods for computing "pro-rata").

Note 9 - Income Taxes, page 87

22. Please expand the disclosure of your net operating loss carryforwards on page 88 to clarify the financial statement impact of the suspension of the use of net operating loss carryforwards for 2003 and 2004 in California, if material.

Note 11 - Commitments and Contingencies, page 90

23. Please expand the disclosure on page 92 to disclose the timing of the request by the California Attorney General`s Office. Please revise the disclosure on page 31 accordingly.

24. Refer to the first paragraph on page 93.  We note that your state
that "in addition to the legal proceedings and other matters described above, the Company is or may be a party to pending or threatened lawsuits.....any such charge could have a material adverse
impact.." Please revise the note to include all disclosures required pursuant to paragraphs 9-12 of FAS 5, including an estimate of the possible range of loss or state that such an estimate cannot be made.
Each case that is deemed to be a material contingency should be described in the disclosure.

25. We note on page 29 that you have locations in Ontario that were required to issue a promissory note and/or collateral due to the default sharing program. Please expand the notes to the financial statements to quantify the amount of the promissory notes deemed to be a contingent liability pursuant to FAS 5.

Note 13 - Governmental Regulation, page 93

26. Please expand the note to explain what is meant by the term
"substantial" compliance.

Item 9A. Controls and Procedures, page 97

27. Please expand the disclosure to clarify why you believe that the following did not constitute material weaknesses:
* maintenance of more than one method to calculate pro-rata revenue recognition for diploma programs,
* application of accounting policies related to tenant improvement allowances and
* certain information technology general controls related to access and program changes.

28. Refer to the discussion of remediation steps on page 99.
Please
expand the discussion to describe the steps taken to improve your closing process as it relates to revenue recognition policies.

   *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



??

??

??

??

Mr. Jack D. Massimino
Corinthian Colleges, Inc.
November 29, 2005
Page 7